FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: January 29, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT AMEX: GLE

January 29, 2007

GLENCAIRN GOLD ANNOUNCES $2.5 MILLION

2007 EXPLORATION PROGRAM IN NICARAGUA

Glencairn Gold Corp. announced today that it has initiated a CDN$2.5 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Libertad Mine, where there has been no exploration since 1998.

“We are pleased to be starting the exploration program for all three properties,” said Peter Tagliamonte, Glencairn President and CEO. “This will be our first real test of the geological potential of the Libertad area. At Limon, we will be exploring an area that has already yielded high-grade intercepts.”

The program at Limon builds on a consultant’s recent evaluation of the structural setting of the Victoria area west of current Talavera workings. The study confirmed that gold mineralization continues through this structurally complex area and is open to the west. It also provides some key geological guides for targeting follow-up exploration holes.

As previously reported, drilling in the Victoria area in 2004 intersected 16.5 grams gold per tonne (g/t) over 36 metres of core length in Hole 3235 and 7.7 g/t gold over 15.8 metres in Hole 3211 (See Glencairn news releases of August 13 and September 24, 2004). Surrounding drill holes show these to be localized zones in an area of structural complexity.

“The Victoria area, with its high-grade gold intercepts, confirms that the western continuation of the Talavera Mine trend is an excellent exploration target. This is obviously very exciting for us,” said Michael Gareau, Glencairn’s Vice President, Exploration. In the first quarter of 2007, Glencairn will begin to drill the projection of the prospective Talavera Mine trend to the west of the Victoria area.

This year’s exploration budget also includes evaluation of other targets in the Limon district, as well as underground drilling at Talavera for local extensions of known mineralization in the producing mine area. Drilling at Talavera is expected to start in February. Glencairn is also developing the Santa Pancha vein located less than six kilometres from the Limon Mill. Santa Pancha is scheduled to reach commercial production in early 2007 and along with Talavera will be the significant sources of mill feed going forward.

The 2007 exploration budget also includes a drill program on the recently acquired Mestiza Project, an advanced gold project 70 kilometres by road from the Limon Mill. The first drilling objective is to confirm the inferred mineral resource of 689,700 tonnes grading 10.3 g/t gold containing 228,000 gold ounces (See Glencairn news release of September 7, 2006) and to convert it to an indicated mineral resource that can be used for an economic evaluation. The objective of the Mestiza Project is to provide an additional source of high-grade feed for the Limon Mill.

At Libertad, Mr. Gareau said the main elements of the program are to obtain additional information that will maximize conversion of the reported mineral resources to mineral reserves and, secondly, to increase the resource inventory by exploring known mineralized trends and gold prospects. “We are very positive about the exploration potential of Libertad. This will be the first new exploration activity at Libertad since the late 1990s and it will be very interesting to expand our geological understanding of this area,” commented Mr. Gareau.

With two drills active on the property, the Libertad program includes:

•	Core drilling that is confirming the geological model built on reverse circulation drill data undertaken by previous owners
•	In-fill drilling for mine planning purposes
•	Metallurgical sampling for tests to assess processing alternatives
•	Geological mapping to aid step-out exploration drilling

In terms of operations at Libertad, the Company continues to study various options to improve the economics of the mine (see press release dated November 14, 2006).

Mr. Gareau, P.Geo. and Vice President of Exploration for Glencairn, is the Qualified Person within the meaning of National Instrument 43-101. He has reviewed and approved the contents of this press release. With reference to the above-noted 2004 drill results from the Victoria area, the Company’s on-site lab was used for sample preparation and assaying. External check assays were routinely performed by ACME Analytical Laboratories of Vancouver, B.C.

About Glencairn Gold Corporation

Glencairn is a growing gold producer focusing its mining and exploration activities in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon and Libertad Mines in Nicaragua. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President &CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.